FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1. NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the "Company" or "Platinum Group")
838 - 1100 Melville Street Vancouver BC, V6E 4A6
Telephone: (604) 899-5450

ITEM 2. DATE OF MATERIAL CHANGE

June 22, 2021

ITEM 3. NEWS RELEASE

A news release was disseminated on June 22, 2021 to the Toronto Stock Exchange ("TSX") as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company reported the appointment of Mr. Enoch Godongwana as non-executive independent director of the Company's board.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

5.1 Full Description of Material Change

The Company reported that Mr. Enoch Godongwana has been appointed as a non-executive independent director to the Company's board, bringing the number of directors to seven.  Mr. Godongwana obtained an Msc degree in Financial Economics from University of London in 1998 and has served in numerous roles in government, trade unions and industry.  Mr. Godongwana brings invaluable knowledge of the South African business environment. He spent the early part of his career working for the National Union of Metal Workers of South Africa, holding a number of key roles until becoming General Secretary. He went on to hold a number of South African governmental roles, including Deputy Minister of Public Enterprises of the Government of South Africa from 2009 to 2010, Deputy Minister of Economic Development from 2010 to 2012 and member of Parliament from 2009 to 2011. Mr. Godongwana is currently serving as the non-executive Chair of the Development Bank of Southern Africa and is a non-executive director of Mondi plc.

5.2 Disclosure for Restructuring Transactions

N/A

ITEM 6. RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7. OMITTED INFORMATION

N/A

ITEM 8. EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Frank Hallam, CFO
T: (604) 897-7374

ITEM 9. DATE OF REPORT

June 22, 2021